UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended June 30, 2018

CAPWEST INCOME LLC

(Exact name of issuer as specified in its charter)

Commission File Number: __________

Nevada	81-2843530
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification number)

2009 E. Windmill Lane Las Vegas NV 89123
(Address of Principal Executive Offices)

(702) 987-8606

(Registrant’s Telephone Number, Including Area Code)

Maximum Offering: $40,000,000 of 5 year, 9.0% unsecured promissory notes

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Description of Business

Principal Place of Business

Our principal executive offices are located at 2009 E. Windmill Lane, Las Vegas, Nevada 89123. Our telephone number is (702) 240-0977. We are using a portion of the office space leased by our affiliate, CapSource, Inc., from its landlord, Eastern Commercial LLC. We do not have a written sublease or other contractual arrangement in place at this time for our use of the offices nor do we compensate CapSource for the use of our office space.

Company Overview

We are a commercial real estate lending company. Our business model is to acquire and service loans secured by commercial real estate; although our Managers retain the discretion to engage in other business or lending activity. Our objective is to generate current income while remaining focused on capital preservation. We strive to maintain a healthy margin of safety on every investment we make. Our management team has built a solid network of successful commercial real estate borrowers to ensure a steady flow of investments for our fund. We strive to provide outstanding customer service to our borrowers, who are primarily private real estate developers focused on commercial and land developments in the southwestern United States.

We believe that our larger competitors cannot effectively deploy money in the overlooked niches that offer some of today’s most attractive returns. Many of these larger funds need to deploy $10-$50 million per investment, or much more, in order to operate efficiently. We are built from the ground up to make smaller investments directly, without relying on layers of sub-managers, each of whom must be compensated. By being vertically integrated and managing expenses carefully, we believe that we can outperform the returns of our larger rivals who may pursue similar strategies.

Market Problem and Opportunity

Trust deed investing is simply investing in loans secured by real estate. Most trust deed investments are relatively short term loans (maturity under five years, with many loans two years or less) made to professional real estate developers or investors. In the current economic climate professional real estate investors are buying real estate assets at foreclosure sales or otherwise at bargain prices, fixing-up these assets, and reselling them for a profit. Banks are reluctant to lend to this market not because the loans are particularly risky, but because banks have a great deal of bad real estate loans on their balance sheets as a consequence of the loose lending practices of previous years. It is our experience that banks are generally unwilling to make real estate loans unless they fit a very strict set of criteria. They often do not want to or are unable to lend to opportunistic real estate investors because the property which is security for the loan is not “move-in ready” at the time of loan funding‚ it usually needs some work. For this reason, real estate investors have limited financing options available to them, and lenders to this market are able to command relatively high interest rates.

It is precisely the banks’ reluctance to participate in this market that has created the attractive investment opportunity in short term real estate loans that we seek to exploit. Banks are highly regulated institutions and they must expend a substantial amount of time and expense to assess a potential borrower’s credit before extending a loan. People who flip assets plan to pay back their loans in a relatively short period of time, sometimes a single year or less. Given how thoroughly a bank underwrites a borrower, it is not profitable for them to spend time and resources on a loan that will only repay in six to twelve months. They much prefer to make loans that will be outstanding for much longer terms.

Conversely, due to the intense competition to buy assets below market, people who buy and then sell these assets have very short loan funding deadlines, often 7-10 business days. Again, due to internal bureaucracy as well as the regulatory environment, banks are unable to meet these short deadlines. And lastly, following the financial crisis of 2008, banks tightened their lending standards to an extraordinary degree and were reluctant to lend to anyone with less than picture perfect credit.

For these reasons banks are not lending to this market, which has created a supply/demand imbalance that is not necessarily a reflection of the quality of the loans, but instead with the nature of banks and banking regulations.

The margin of safety in the loans that the fund will purchase is the difference between the loan amount, and the value of the underlying property. The core concept of trust deed investing is that if the borrower does not perform, the lender can foreclose on the property and sell it to recoup the investment, plus any past due interest. If the loan is sufficiently secured, i.e. the property value is high relative to the loan amount, then the a lender should not lose money even if the borrower defaults on the loan. The structured trust deed investments we will acquire will and have acquired generally have a loan-to-value of between 35% to 85%. To confirm that the loan-to-value of a loan falls within this range, we will require either a third-party appraisal or two independent broker’s price opinions (BPOs) for the underlying real property, which reports we will then compare to local market comparable sales data as part of our analysis.

Business Model

We generate revenue in the form of interest income and fees from the loans we purchase and manage using the net proceeds of our recent Offering of five year, 9% unsecured loans. Our manager, Steve Byrne, has built a full-service lending platform within CapSource, Inc. that we expect will continue to generate a steady flow of secured loans for us to examine and, if appropriate, acquire and service. We will also consider purchasing loans from unrelated commercial mortgage brokers and bankers.

As of June 30, 2018, we had purchased a total of $9,469,272 in loans or participation interests in separate loans.

We are not profitable as of our fiscal year ended June 30, 2018. Our plan is to generate net profits by earning income and fees in an amount in excess of the interest we must pay on the Notes and our anticipated overhead.

Sourcing Loans and Lending Criteria

While we will be open to purchasing loans from unrelated commercial mortgage brokers and bankers, we anticipate that we will acquire a majority of our loans from CapSource, Inc., which is owned and controlled by one of our managers, Steve Byrne. We expect to purchase loans from CapSource, Inc. and other originators for the full face amount of the loans shortly after origination. We expect to be able to acquire loans that generally fit the following criteria.

Loan Amount	$200,000 to $5,000,000
Rate	12% to 15%
Loan-to-Value	Up to 85%
Term	12 to 36 months
Origination Fees	1.0 to 4.0 points
Closing Time	15 to 45 days
Recourse	Personal guarantee of the principals of the borrower is required
Required Insurance	Title insurance naming lender as insured and property insurance naming lender as additional insured and loss payee
Collateral Type	First trust deed on subject property
Types of Loans	Acquisitions, Renovations/Constructions, New Construction, Refinance
Lending Area	Continental United States, primarily southwestern United States

CapSource, Inc.’s underwriting processes and standards are not fixed, but rather vary by collateral type and other relevant factors on a transaction by transaction basis, including geographic location, borrower’s credit history and resources, borrower’s past performance with CapSource, Inc. loans (if any), and the borrower’s prior experience with the collateral type. Generally, CapSource, Inc strives for a loan-to-value ratio of eighty percent (80%).

During the five-year period ended June 30, 2018, CapSource, Inc. originated a total of 244 loans in the cumulative principal amount of $201,751,869, for an average loan size over that period of $826,852.  The average interest rate on those loans was 12% and the average loan to value ratio at origination was approximately 74%. Of the 244 in total loans originated during this five-year period, a total of 12 loans, or 4.9% of the total, defaulted.  Of the 12 loans that defaulted during that period, 11 resulted in a foreclosure action.

For the six-month period from January 1, 2018 through June 30, 2018, CapSource, Inc. originated 55 loans in the cumulative principal amount of $28,863,600, for an average loan size in 2018 of $524,792.   The average interest rate for the loans originated in 2018 has been 12% and the loan to value has averaged 74%.

During the fiscal year ended June 30, 2018, CapSource, Inc.’s loan portfolio generated $4,946,022 in total revenue consisting of $1,918,047 in interest income and $3,027,475 in other income, comprised mostly of origination fees against $1,038,097 in total direct expenses, for a gross income of the loan portfolio during 2017 of $1,033,097. The portfolio suffered losses due to defaults during 2017 of $0.

Competition

Our primary competition are other private lenders that make loans secured by commercial real estate in the same markets in which we make loans. These competitors have longer operating histories and may have established relationships with the real estate developers and investors that will comprise our primary customer base. They may also have similar or better interest rates and contract terms than we will be offering. Our anticipated competitors include Vestin Mortgage Real Estate Fund, North Coast Financial, Inc. and Capella Commercial Mortgage. Each is a large, established private lender to commercial real estate developers and investors that operates within our same geographic region. They each advertise that they typically charge lower interest rates and origination fees on loans to their customers than our anticipated terms of 1-4 points upon initiation and interest of 12-15% per annum.

Sales and Marketing Strategies

All of the loans or participation interests we have purchased to date have been from our affiliate, CapSource, Inc., an entity owned by one of our Managers, Steve Byrne. We expect that will continue to be the case over the next twelve months and, as a result, we have not engaged in any marketing or sales efforts, nor do we expect that it will be necessary to do so for at least the next twelve months.

Research and Development Expenditures

We have not incurred any research or development expenditures since our incorporation and do not anticipate incurring any such expenses over the next twelve months.

Subsidiaries and Corporate Structure

We have no subsidiaries or parent corporations.

Intellectual Property

We do not have any significant intellectual property.

Regulatory Matters

We are currently not aware of regulations that may affect our ability to purchase and service loans secured by commercial real estate. However, in the future, we may be affected by other proposed and potential future regulations or regulatory actions which could adversely affect our business, financial condition and results of operations.

Employees

We currently do not have any part time or fulltime employees.

Environmental Laws

We are not governed or regulated by environmental laws. To date, we have not incurred and do not anticipate incurring any expenses associated with environmental laws.

Legal Proceedings

We are not currently a party to any legal proceedings. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

Our agent for service of process in Nevada is Eric Marshall, 2015 East Windmill Lane, Las Vegas, NV 89123.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2018.

We are a Nevada limited liability company incorporated on June 6, 2016. We specialize in commercial real estate lending. Our business model is to acquire and service loans secured by commercial real estate primarily in the southwestern United States.

Results of Operations for the years ended June 30, 2017, to June 30, 2018.

From the period from June 30, 2017 through June 30, 2018, the Company generated revenue in the amount of $191,690 from interest on notes and loan set-up fees. We incurred $352,833 in expenses during the year ended June 30, 2018 compared to $124,229 as of fiscal year end June 30, 2017. Our expenses consisted of interest expenses of $163,705, concession and management fees of $121,875, $66,239 in professional fees and $1,014 in other expenses for the year ended June 30, 2018. We therefore recorded a net loss of $161,143 for the year ended June 30, 2018. These expenses were partially paid on our behalf by U Self Direct LLC, an entity beneficially owned by our managers, Greg Herlean and Steve Byrne. We have recorded these advances as demand loans.

As we continue with our plan of operations, we expect that our gross revenue and our expenses will increase rapidly.

Liquidity and Capital Resources

As of June 30, 2018, the Company has working capital of $4,553,674 as compared to a working capital deficit as of June 30, 2017. Our current assets for June 30, 2018 consisted of cash in the amount of $556,374, interest receivable $54,448 and short-term notes receivable $4,083,272 as compared to cash of $30,278 as of June 30, 2017. Our current liabilities at June 30, 2018 totaled $140,315 as compared to $105,356 as of June 30, 2017.

Our Offering Circular, qualified December 28, 2017, registered for sale up to $40,000,000 in unsecured promissory notes. As of June 30, 2018, we had sold and have outstanding $10,176,000 promissory notes, which mature at various dates from month/year through month/year. Subsequent to June 30, 2018, the Company has sold approximately $2,100,000 in promissory notes and has loaned approximately $2,200,000 in short-term notes receivable.

To date, our operations have been funded through operations as well as the sale of common membership interest units in private offerings and demand loans from our members or entities controlled by our managers. The Company started in operating activities in December 2017 and has successfully generated income from interest income and loan set up fees. Although our expenses for the fiscal year ended June 30, 2018 have been greater than the revenue generated Management believes it has achieved profitable operating activities now that the Company’s planned operating activities have commenced. Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing revenue sufficient to fund our ongoing expenses.

Item 3. Directors, Executive Officers, and Significant Employees

We are a manager managed limited liability company. We have three key executives, including our two managers, Steve Byrne and Greg Herlean, who act collectively as a board as well as share responsibility for our ongoing operations as co-CEOs. Our third key executive is our Chief Financial Officer, Steve Little. The names, ages, and respective positions of our key executives are set forth below:

Name	Age	Present Position	Term of Office(s)
Greg Herlean	40	Manager	Inception-Present
Steve Byrne	61	Manager	Inception-Present
Steve Little	57	Chief Financial Officer	Inception-Present

Greg Herlean

Mr. Herlean is one of our two managers and is responsible for management direction, investment research, projection analysis and capital acquisition. In addition to serving as our manager, Mr. Herlean founded Horizon Trust Company in 2011 and currently serves as its CEO, where he is primarily responsible for management direction, marketing and business planning. He also frequently speaks on the topics of capital development, investment growth through the use of self-directed IRA vehicles, and estate planning.

Mr. Herlean graduated from University of Phoenix with a Bachelor’s Degree in Business Administration in 2004.

Steve Byrne

Mr. Byrne is one of our two managers and is responsible for underwriting, borrower relations, and capital acquisition. In addition to serving as our manager, Mr. Byrne has owned and operated CapSource Inc, for the past 17 years, overseeing the commercial real estate loans over $1 billion in total. He is also a principal in Horizon Trust Company and serves as Secretary on the Horizon Trust Board of Directors.

Mr. Byrne graduated from Hastings College with a dual Bachelor’s Degree in Economics and Accounting in 1979.

Steve Little

Mr. Little is our Chief Financial Officer and is responsible for the financial management of the Company, including capital and operating budgets, financial affairs, reporting and resource procurement.  Mr. Little also serves as the CFO for our affiliate, CapSource, Inc., and has been employed in that office since June 2015. Previously, from June 2002 to December 2012, Mr. Little was employed as the Chief Financial Officer for Greenstreet Properties LLC.

Mr. Little has a Master’s degree in accounting from the University of Nevada awarded in 1994 and a Bachelor’s degree in accounting from Brigham Young University, earned in 1985.

Term of Office

Our managers are appointed for an indefinite term of office until their resignation or removal from office in accordance with our operating agreement. Our officers are appointed by our managers and hold office until removed by our managers.

Family Relationships

There are no family relationships between or among the managers, executive officers or persons nominated or chosen by us to become managers or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of the following occurred with respect to a present or former manager, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Committees of the Board of Managers

Although not formally organized as such, for so long as we have more than one manager they will collectively function in the same capacity as a board of directors would operate in a corporation. Similarly, our managers may from time to time decide to delegate to one or more of our managers functions that would be traditionally handled by a board committee of a corporate board of directors. It is our present intention, however, that over at least the next twelve months our managers will collectively undertake the duties of the Audit Committee, Compensation Committee, and Nominating Committee.

Audit Committee

We do not have a separately designated standing audit committee. The entire board of managers performs the functions of an audit committee, but no written charter governs the actions of our managers when performing the functions of what would generally be performed by an audit committee. Our managers approve the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, our managers review the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor. Our managers, which perform the functions of an audit committee, does not have a member who would qualify as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K. We believe that, at our current size and stage of development, the addition of a special audit committee financial expert as one of our managers is not necessary.

Nomination Committee

We do not maintain a nominating committee. As a result, no written charter governs the manager nomination process. At this time, our size is such that we do not require a separate nominating committee.

When evaluating nominees, our existing managers consider the following factors:

-	The appropriate number of managers;
-	Our needs with respect to the particular talents and experience of our managers;
-	The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other managers;
-	Experience in political affairs;
-	Experience with accounting rules and practices; and
-	The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new managers.

Our goal is to assemble a team of managers that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, our managers will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for manager nominees, although we may also consider such other factors as it may deem are in our best interests as well as the best interests of our members.

Code of Ethics

We currently have not adopted a code of ethics for our managers or executives.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We currently do not compensate any of our key executives for services provided to us. We have agreed to compensate each of our managers, Greg Herlean and Steve Byrne, at a rate of $2,500 per month, commencing at such time as our managers determine that our cash flow can reasonably support those payments. We do not have a written compensation agreement with either Mr. Herlean or Mr. Byrne.

Steve Little, our CFO, is employed full time by our affiliate, CapSource, Inc., and will not be separately compensated by us so long as he remains employed by CapSource, Inc. We do not have a written agreement with Mr. Little. We do not have a written agreement with CapSource, Inc. regarding our use of Mr. Little.

Summary Compensation Table

The following table sets forth the compensation earned by Executive Officers during the last two fiscal years:

Name and Principal Position	Cash Compensation ($)	All Other Compensation ($)	Total ($)
Greg Herlean, Manager-	0	0	0
Steve Byrne, Manager	0	0	0
Steve Little, CFO	0	0	0

Name and Principal Position	Year ($)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Greg Herlean, Manager	2017 2018	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0
Steve Byrne, Manager	2017 2018	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0
Steve Little, CFO	2017 2018	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

Narrative Disclosure to the Summary Compensation Table

During the fiscal years ended June 30, 2017, and June 30, 2018, Mr. Herlean and Mr. Byrne did not receive any compensation during either period.

Outstanding Equity Awards At Fiscal Year-end Table

The table below summarizes all unexercised options, equity awards that have not vested, and equity incentive plan awards for each named executive officer as of June 30, 2018:

	OPTION AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiry Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares Units or Other Rights That Have Not Vested (#)
Greg Herlean	0	0	0	0	NA	0	0	0	0
Steve Byrne	0	0	0	0	NA	0	0	0	0
Steve Little	0	0	0	0	NA	0	0	0	0

Compensation of Managers Table

The table below summarizes all compensation paid to our managers during the year ended June 30, 2018:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total (s)
Greg Herlean	0	0	0	0	0	0	0
Steve Byrne	0	0	0	0	0	0	0

 Narrative Disclosure to the Manager Compensation Table

Our managers do not currently receive any compensation from the Company for their service as managers of the Company. We have agreed to compensate each of our managers, Greg Herlean and Steve Byrne, at a rate of $2,500 per month, commencing at such time as our managers determine that our cash flow can reasonably support those payments. We do not have a written compensation agreement with either Mr. Herlean or Mr. Byrne.

Securities Authorized for Issuance Under Equity Compensation Plans

To date, we have not adopted an equity option plan or other equity compensation plan and have not issued any membership interest units, options, or other securities as compensation.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth, as of August 30, 2018, the beneficial ownership of our membership interest units by each executive officer and manager, by each person known by us to beneficially own more than 5% of our membership interest units and by the executive officers and directors as a group. Except as otherwise indicated, all units are owned directly and the percentage shown is based on 75,000 of common membership interest units issued and outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class %
Common membership interest units	Greg Herlean 2009 E Windmill Lane Las Vegas, NV 89109	19,500 Units	19,500 Units	26%
Common membership interest units	Steve Byrne 2009 E Windmill Lane Las Vegas, NV 89109	19,500 Units	19,500 Units	26%
Common membership interest units	Andrew Jolley 2009 E Windmill Lane Las Vegas, NV 89109	6,150	6,150	8.20%
Common membership interest units	Kent Clothier 2009 E Windmill Lane Las Vegas, NV 89109	28,125	28,125	37.50%
Total		73,275 Units	73,275 Units	97.7%

Item 5. Interest of Management and Others in Certain Transactions

Certain Relationships and Related Transactions

Capital Contributions

On June 6, 2016, we received a capital contribution in the amount of $15,000 and in return issued 10,125 common membership interest units to our Manager, Gregory Herlean. On August 20, 2018, Mr. Herlean purchased 9,375 common membership interest units of former member, Lynette Robbins interests. Mr. Herlean’s membership percentage interest in the company equals 26%.

On June 13, 2016, we received a capital contribution in the amount of $15,000 and in return issued 10,125 common units to our Manager Steve Byrne. On August 20, 2018, Mr. Byrne purchased 9,375 common membership interest units of former member, Lynette Robbins interests. Mr. Byrne’s membership percentage interest in the company equals 26%.

On June 23, 2016, we received a capital contribution in the amount of $15,000 and in return issued 28,125 units to Kent Clothier. Mr. Clothier’s membership percentage interest in the company equals 37.5%.

On June 20, 2016, we accepted a capital contribution of $18,750 and in return issued 18,750 units to Lynette Robbins. Ms. Robbins’ membership percentage interest in the company equals 25%. On August 20, 2018, Ms. Robbins has since sold her interests to Mr. Herlean and Mr. Byrne and does not retain any interest in the Company.

On June 13, 2016, we received a capital contribution in the amount of $9,000 and in return issued 6,150 units to Andrew Jolley. Mr. Jolley’s membership percentage interest in the company equals 8.2%.

 Demand Loans payable

U Self Direct LLC, a Nevada limited liability company controlled by our manager Greg Herlean, CapSource, Inc., a Nevada corporation controlled by our manager Steve Byrne, and Kent Clothier, one of our members, each paid certain registration, legal and accounting expenses on our behalf without any written repayment terms. These payments on our behalf were recorded as demand loans. The demand loans balance due to U Self Direct and Kent Clothier were $122,169 and $11,181, respectively as of June 30, 2018.

We are not a “listed issuer” within the meaning of Item 407 of Regulation S-K and there are no applicable listing standards for determining the independence of our managers. Applying the definition of independence set forth in Rule 4200(a)(15) of The Nasdaq Stock Market, Inc., we do not believe that we currently have any independent managers.

Item 6. Other information

On June 26, 2018 the Managers voted to extend our Offering of unsecured promissory notes for an additional 60 days. The decision amends the Company’s offering circular, dated, and qualified on December 28, 2017 (the “Offering Circular”).

Item 7. Financial Statements

F1

Independent Auditor’s Report

Board of Directors and Members

Capwest Income LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Capwest Income LLC, which comprise the balance sheets as of June 30, 2018 and 2017, and the related statements of operations, changes in members’ deficit, and cash flows for each of the years ended June 30, 2018 and 2017 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.3 Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capwest Income LLC as of June 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the entity has suffered recurring losses from operations and has an accumulated members’ deficit which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Hall & Company

Irvine, CA

September 4, 2018

F2

CAPWEST INCOME LLC

BALANCE SHEETS

As of June 30, 2018 and 2017

	2018	2017
ASSETS

CURRENT ASSETS:
Cash	$556,374	$30,278
Interest Receivable	54,448	—
Notes Receivable - Short Term	4,083,272	—
TOTAL CURRENT ASSETS	4,693,989	30,278

Notes Receivable - Long Term	5,386,000	—

TOTAL ASSETS	$10,080,094	$30,278

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	$1,069	$2,006
Prepaid Interest Income	5,896	—
Demand loans payable - related parties	133,350	103,350

TOTAL CURRENT LIABILITIES	140,315	105,356

Note Payable - Long Term	10,176,000	—

TOTAL LIABILITIES	10,316,315	105,356

MEMBERS' DEFICIT
(75,000 units authorized, issued and outstanding as of June 30, 2018 and 2017)	(236,221)	(75,078)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$10,080,094	$30,278
See accompanying notes to financial statements

F3

CAPWEST INCOME LLC

STATEMENTS OF OPERATIONS

For The Years Ended June 30, 2018 and June 30, 2017

	For The Year Ended	For The Year Ended

	June 30, 2018	June 30, 2017
INCOME
Interest Income on Notes Receivable	$186,540	$—
Loan Set up and Transaction Fees	5,150	—

TOTAL INCOME	191,690	—

OPERATING EXPENSES
Interest Expense	163,705	—
Concession and Management Fees	121,875	—
Professional fees	66,239	117,407
Other expenses	1,014	6,822

TOTAL OPERATING EXPENSES	352,833	124,229

Net Loss	$(161,143)	$(124,229)

See accompanying notes to financial statements

F4

CAPWEST INCOME LLC

STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

For The Years Ended June 30, 2017 and June 30, 2018

	Common	Members'
	Units	Equity (Deficit)

Balance - June 30, 2016	75,000	$49,151

Net loss	—	(124,229)

Balance - June 30, 2017	75,000	(75,078)

Net loss	—	(161,143)

Balance - June 30, 2018	75,000	$(236,221)

 See accompanying notes to financial statements

F5

STATEMENTS OF CASH FLOWS

For The Years Ended June 30, 2018 and June 30, 2017

	For The Year Ended	For The Year Ended
CASH FLOWS FROM OPERATING ACTIVITIES	June 30, 2018	June 30, 2017

Net Loss	$(161,143)	$(124,229)
Changes in operating assets and liabilities:
(Increase) in interest receivable	(54,448)	—
(Increase) in notes receivable	(9,469,272)	—
Increase in Prepaid Interest Income	5,896	—
(Decrease) in accounts payable	(937)	(2,038)

NET CASH USED IN OPERATING ACTIVITIES	(9,679,904)	(126,267)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable	10,176,000	—
Increase in demand notes payable - related parties	30,000	81,575

NET CASH PROVIDED BY FINANCING ACTIVITIES	10,206,000	81,575

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	526,096	(44,692)

CASH, beginning of year	30,278	74,970

CASH, end of year	$556,374	$30,278

NON-CASH FINANCING ACTIVITIES:
Increase in demand loans payable - related parties	$—	$81,575

Supplemental DIsclosure of cash flow Information
Cash Paid during the year for:
Interest	163,810	—
Income Taxes	—	—

See accompanying notes to financial statements

F6

CAPWEST INCOME LLC

Notes to Financial Statements

June 30, 2018 and 2017

NOTE 1 - NATURE OF BUSINESS

Nature of Business

CapWest Income LLC (the “Company”) was formed in the State of Nevada on
June 6, 2016 (“Inception”) as a limited liability company and shall be perpetual until the dissolution and the completion of the winding up of the Company following a liquidating event, as defined in the Operating Agreement. The purposes of the Company are to acquire, manage, administrate, protect, conserve, and sell or otherwise dispose of secured promissory notes and make such additional investments and engage in such additional business endeavors as may be authorized pursuant to the Company’s Operating Agreement of otherwise as the Members may approve.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of its financial statements requires it to make estimates and assumptions that affect, among other areas, the reported amounts of liabilities. These estimates and assumptions also impact expenses and disclosures in its financial statements and accompanying notes. Although these estimates are based on its knowledge of current events and actions it may undertake in the future, actual results may differ from these estimates and assumptions. All amounts are presented in U.S. dollars, unless otherwise noted.

Going Concern

The Company’s financial statements are prepared using U.S. GAAP applicable to a going concern, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s financing activities commenced in December 2017 with the Company having raised $10,176,000 in promissory notes from investors as of June 30, 2018. The Company has loaned $9,469,272 of this money raised as of June 30, 2018 in both short-term and long-term notes receivable secured by real estate with borrowers paying 12.5% and 13% interest per annum. The continuation of the Company as a going concern is dependent upon the continued raising of monies through promissory notes and the attainment of profitable operations from borrower interest on loaned funds. The Company has a net operating loss in the amount of $161,143 for the year ended June 30, 2018 as compared to a net operating loss of $124,229 for the year ended June 30, 2017 and members’ deficit in the amount of $236,221 as of June 30, 2018. Accordingly, there is substantial doubt as to the Company’s ability to continue as a going concern. The Company believes it will achieve profitable operations in fiscal year 2019.

F7

CAPWEST INCOME LLC

Notes to Financial Statements

June 30, 2018 and 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In order to continue as a going concern, the Company needs to continue to raise money through borrowing monies from investors and loaning these monies to qualified borrowers with real estate secured assets. The Company believes it can attain profitable operations with its current activity.

The accompanying financial statements are accounted for as if the Company is a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or other adjustments that might be necessary should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of issuance to be cash equivalents. The Company did not have cash equivalents as of June 30, 2018 and 2017.

From time to time, the Company may maintain bank balances in checking and/or interest-bearing accounts in excess of the $250,000 currently insured by the Federal Deposit Insurance (“FDIC”). The Company did not experience any losses with respect to cash. Management believes the Company is not exposed to any significant credit risk with respect to cash and will consider diversification of funds for accounts above $250,000.

Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 820, Fair Value Measurement and Disclosure, the Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.

The Company bases fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When observable market prices and data are not readily available, significant management judgment is often necessary to estimate fair value.

In those cases, different assumptions could result in significant changes in valuation and may not be realized in actual sale. Additionally, inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates, and expected cash flows could significantly affect the results of current or future values.

F8

CAPWEST INCOME LLC

Notes to Financial Statements

June 30, 2018 and 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (Continued)

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

Cash and Cash Equivalents. Cash includes cash on hand and with banks. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization. Cash and cash equivalents are classified as a Level 1 financial asset.

Notes Receivable. The fair value of the Company's real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rates. Loans are classified as a Level 3 financial asset.

Notes Payable. The carrying value of a majority of the Company's notes payable approximate fair value due to the relatively short period   of time between the origination of the instruments and their expected payment. Notes payable are classified as a Level 2 financial liability.

The following table presents the changes in the Company’s level 3 investments during the year ended June 30, 2018:

Balance, June 30, 2017	$-
Additions to level 3 investments	9,469,272
Change in fair value	-
Balance as of June 30, 2018	$9,469,272

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC No. 605, Revenue Recognition. Revenue will be recognized when there is evidence of an arrangement, a determinable fee, and when collection is considered to be probable and services are provided. This generally will occur when the Company acquires, manage, administrate, protect, conserve, and sell or otherwise dispose of secured promissory notes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

F9

The Allowance for Loan Losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio. Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the statement of financial position date, payment patterns and economic conditions. Historical loss trends are tracked on an on-going basis. The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state. If trends indicate credit losses are increasing or decreasing, Management will evaluate to ensure the allowance for loan losses remains at proper levels. Delinquency and bankruptcy filing trends are also tracked. If these trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments. The level of receivables at the statement of financial position date is reviewed and adjustments to the allowance for loan losses are made, if Management determines increases or decreases in the level of receivables warrants an adjustment. The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses. Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio. As the estimates used in determining the allowance for loan losses are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates. Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance. The total portfolio is evaluated for credit losses based on contractual delinquency, and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract. Accounts are classified in delinquency categories based on the number of days past due. When three installments are past due, it classifies the account as being 60-89 days past due; when four or more installments are past due, it classifies the account as being 90 days or more past due. When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and/or other indicators of collectability. In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in non-accrual status. At this time, the accrual of any additional finance charges is discontinued. Finance charges are then only recognized to the extent there is a loan payment received or until the account qualifies for return to accrual status. Non-accrual loans return to accrual status when the loan becomes less than 60 days past due. There were no loans impaired or past due 60 days or more and still accruing interest at June 30, 2018.

F10

CAPWEST INCOME LLC

Notes to Financial Statements

June 30, 2018 and 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

In accordance with ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As of June 30, 2018 and 2017 the Company had no long-lived assets.

Income Taxes

A Limited Liability Company is not subject to federal income tax, but may be subject to certain state taxes. Each Member is individually liable for taxes on his/her share of the Company’s income or loss. The Company files a U.S. federal and may file various state income tax returns. The Company’s 2018 tax return is due ninety days after June 30, 2018.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and notes receivable. The Company places its cash with high credit-quality FDIC-insured financial institutions.

For the year ended June 30, 2018, interest earned from three notes comprised 65.3% of total interest income from all notes. Interest receivable from these notes at June 30, 2018 approximated $26,196.

F11

CAPWEST INCOME LLC

Notes to Financial Statements

June 30, 2018 and 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Outstanding Litigation

From time to time, we are subject to other claims and legal actions that arise in the ordinary course of business. We believe that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on our financial position, results of operations or cash flows. Any legal costs resulting from claims or legal actions are expensed as incurred.

NOTE 3 - NOTES RECEIVABLE & INTEREST RECEIVABLE

The Company loans money to borrowers based on credit worthiness and the underlying real estate collateral. The interest rates on the Notes Receivable ranges from 12.5% to 13 % per annum. As of June 30, 2018, the Company had a promissory note principal balance a total of $9,469,272, with $4,083,272 maturing in less than one year and $5,386,000 maturing after one year, with maturities through April 30, 2020. The Company commenced loaning in February 2018 and for the period ended June 30, 2018, the Company earned $186,540 in interest and $5,150 in loan transaction related fees. As of June 30, 2018, the Company had $54,448 accrued interest receivable, all of which is current.

NOTE 4 - RELATED PARTY TRANSACTIONS

Demand Loans Payable – Related Parties

U Self Direct LLC, a Nevada Limited Liability Company (“USD”), a related party through common ownership and Kent Clothier, Member, paid certain registration, legal and accounting expenses on behalf of the Company without any repayment terms. Therefore, these payments were recorded as demand loans. The demand loans balance due to USD and Kent Clothier was $122,169 and $11,181, respectively, as of June 30, 2018. The demand loans balance due to USD and Kent Clothier was $92,169 and $11,181, respectively, as of June 30, 2017.

Employment Agreements

The Company has not entered into employment agreements and doesn’t compensate its employees. The Company has estimated the fair value of the services rendered by its managers to be $2,500 per month. Accordingly, if the Company paid its managers, annual expenses and net loss would have increased by $60,000.

The Company’s managers have agreed to forgive any such payments until the Company’s operations can support them.

CapSource

During the year ended June 30, 2018, CapSource earned $419,540 for origination, underwriting and processing fees. In addition, approximately $150,000 in funds were wired to CapSource bank account(s) which were then transferred to the related title company due to the Company not having wiring or ACH capabilities during the period from June 18, 2018 to June 30, 2018.

F12

CAPWEST INCOME LLC

Notes to Financial Statements

June 30, 2018 and 2017

NOTE 5 - NOTES PAYABLE

The Company issues to investors promissory notes at an interest rate of 9% per annum. As of June 30, 2018, the Company has outstanding $10,176,000 in promissory notes due to 243 investors with the loan amounts ranging from $10,000 to $500,000. The promissory notes have a maturity date of five years from issuance, which occurs in fiscal 2023 for all notes. For the period ended June 30, 2018 the Company paid $163,705 of interest payments to investors and $121,875 in concession and management fees to Fund America as it relates to its underwriting and escrow services.

NOTE 6 - MEMBERS’ EQUITY

The Company has authorized 75,000 common units, all of which are issued and outstanding as of June 30, 2018 and 2017. The common units issued and outstanding are voting common units, as defined in the Operating Agreement. Profits and losses are allocated to the members in accordance with ownership percentages. Distribution to members shall be distributed to the members based on their ownership percentages. The managers of the Company may from time to time designate a preferred unit, which shall be designated in series by the managers and are denoted as Series A Preferred Units, Series B Preferred Units, etc. Preferred units shall, when designated by the managers, state the rights, preferences and privileges of such units. No preferred units have been designated by the managers as of June 30, 2018 and 2017.

NOTE 7 - SUBSEQUENT EVENT

Management has evaluated subsequent events through September 4, 2018, the date which the financial statements were available to be issued subsequent to June 30, 2018. The Company has sold approximately $2,100,000 in promissory notes and loaned approximately $2,200,000 in short-term notes receivable.

On August 13, 2018, $125,00 was transferred to CapSource bank account which were then transferred to the related title company due to the Company not having wiring or ACH capabilities in one of its bank accounts.

On August 20, 2018, our Managers Steve Byrne and Greg Herlean each purchased 9,375 common membership interest units of former member Lynette Robbin’s membership interests for $150,000. Ms. Robbins no longer retains any interest in the Company.

During the period July 1, 2018 through August 28, 2018 CapSource earned $79,888 for origination, underwriting and processing fees of 4 loans.

F13

Exhibit Number	Description
1.1*	Advisory Agreement with Jumpstart Securities LLC
1.2*	Broker-Dealer Agreement with JumpStart Securities LLC
2.1*	Articles of Organization
2.2*	Operating Agreement
2.3*	Amended Operating Agreement
3.1*	Form of Promissory Note
4.1*	Form of Subscription Agreement
6.1*	Technology Agreement with Fund America
8.1*	Escrow Agreement

*Previously filed as exhibits to our Form 1-A on December 22, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

September 4, 2018

CAPWEST INCOME LLC

/s/Gregory Herlean

By: Gregory Herlean

Its: Manager

/s/Steve Byrne

By: Steve Byrne

Its: Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

September 4, 2018

/s/Steve Little

By: Steve Little

Its: Chief Financial Officer